Exhibit II

Nordic Investment Bank

Schedule of External Floating Indebtedness as of December 31, 2021

Currency	Amounts outstanding at December 31, 2021 in currency of borrowing	Amounts outstanding at December 31, 2021 in EUR
EUR	751,696,809.00	751,696,809.00
SEK	4,789.26	467.03

		751,697,276.03